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                                                                   EXHIBIT 2(b)

March 19, 1997                                   CONTACT: Randy Wheeless
                                                 Office: 704/382-8379
                                                 24-Hour: 704/594-0681

                                                 PanEnergy Corp
                                                 John P. Barnett
                                                 Office: 713/627-4072

            DUKE/PANENERGY MERGER APPROVED IN SOUTH CAROLINA; DUKE
                 RETAIL RATES MAY BE CAPPED THROUGH YEAR 2000

  CHARLOTTE, N.C.--The Public Service Commission of South Carolina on Tuesday unanimously approved the proposed $7.7 billion merger between Duke Power and Houston-based PanEnergy Corp. Also on Tuesday, hearings on the merger were held before the North Carolina Utilities Commission in Raleigh.

  In conjunction with the hearings, Duke Power signed a stipulation to certain conditions concerning the Merger. One condition is that Duke Power will not seek to raise retail rates to customers through the year 2000.

  Duke may adjust rates with regulatory approval to reflect a substantial impact on the company, such as governmental action affecting the industry, or a major storm that causes extensive financial damage. Not affected by the agreement will be Duke Power's annual fuel clause adjustment--by which the commissions modify rates slightly to accurately reflect fuel costs incurred by the company.

  Besides the two states, other approvals needed for the merger include the Federal Energy Regulatory Commission and the shareholders of both companies.

  Annual shareholder meetings for both companies are scheduled for April 24. At the meetings, PanEnergy's stockholders will vote on the proposed merger and Duke's shareholders will vote on issuing common stock in the proposed merger, amending its charter to increase the authorized amount of common stock and to change the company's name to Duke Energy Corporation. On Monday March 17, the two companies began mailing a joint proxy statement-prospectus to shareholders containing details on the merger and soliciting shareholder approval.

  Under the terms of the proposed merger, each outstanding share of PanEnergy common stock would be converted into 1.0444 shares of Duke Power stock upon receipt of necessary regulatory and shareholder approvals.

  Duke Power is one of the nation's largest investor-owned electric utilities, serving 1.8 million customers in North Carolina and South Carolina.

  PanEnergy Corp--one of North America's leading energy services companies-- operates more than 37,000 miles of natural gas pipeline, delivering gas primarily to Northeast and Midwest markets. The company is also one of the nation's largest natural gas gatherers and processors and markets liquefied petroleum gases and related energy services throughout the United States and Canada. Through its recently formed venture with Mobil, PanEnergy is one of the leading marketers of natural gas and electricity in North America. The company also has other energy interests worldwide.